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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 2)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                                 WAVERLY, INC.

                           (Name of Subject Company)

                              MP ACQUISITION CORP.

                        WOLTERS KLUWER U.S. CORPORATION

                               WOLTERS KLUWER NV

                                   (Bidders)

                    COMMON STOCK, $2.00 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            943614107 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. PETER W. VAN WEL

                     c/o Wolters Kluwer United States Inc.
                             161 North Clark Street
                                   48th Floor
                            Chicago, Illinois 60601
                                 (312) 425-7010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                        Pryor, Cashman, Sherman & Flynn
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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    This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1
("Schedule 14D-1") of MP Acquisition Corp., a Maryland corporation (the "Offeror"), Wolters Kluwer U.S. Corporation, a Delaware corporation (the "Parent"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer") filed with the Securities and Exchange Commission on February 18, 1998, as previously amended, relating to the tender offer (the "Offer") for all outstanding shares of common stock, par value $2.00 per share of Waverly, Inc., a Maryland corporation (the "Company"), as follows:

Item 10.  ADDITIONAL INFORMATION

    Item 10(f) is hereby amended as follows:

    The first paragraph of Section 15--"Certain Conditions to the Offeror's Obligations" of the Offer to Purchase, filed as Exhibit (a)(1) to Schedule 14D-1, is deleted in its entirety and replaced with the following:

    Notwithstanding any other term of the Offer, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares, which together with the Shares beneficially owned by the Parent or the Offeror constitute at least two-thirds of the Shares outstanding on a fully diluted basis, and (ii) any applicable waiting period under the HSR Act or the antitrust laws of applicable jurisdictions outside the United States applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer, the Offeror shall not be required to accept for payment or, subject to the aforementioned requirements, pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists (other than as a result of any action or inaction of the Parent or the Offeror that constitutes a breach of the Merger Agreement):

    Item 10(f) is hereby further amended to add the following information:

    The Offeror has extended the Offer until 12:00 midnight (Eastern Time), on April 30, 1998. The full text of a press release, dated March 17, 1998, issued by Wolters Kluwer with respect to the extension of the Offer is filed herewith as Exhibit (a)(9) and is incorporated by reference.

Item 11.  MATERIALS TO BE FILED AS EXHIBITS

    (a)(9) Press Release, dated March 17, 1998, issued by Wolters Kluwer.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: March 17, 1998                        MP Acquisition Corp.

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Vice President, Treasurer and
                                                        Secretary
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: March 17, 1998                        Wolters Kluwer U.S. Corporation

                                             By:        /s/ BRUCE C. LENZ
                                                        ------------------------------------------
                                                        Name: Bruce C. Lenz
                                                        Title: Executive Vice President
                                                             and Chief Financial Officer
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: March 17, 1998                        Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member of the Executive Board
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                                 EXHIBIT INDEX

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
  EXHIBIT                                                   DESCRIPTION
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
    (a)(9)   Press Release, dated March 17, 1997, issued by Wolters Kluwer
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